UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

To The Stars Academy of Arts and Science Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-0601064
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

315 S. Coast Hwy 101, Suite U38 Encinitas, California 92024
(Full mailing address of principal executive offices)

(760) 266-5313
(Issuer’s telephone number, including area code)

In this semi-annual report, the term “TTS AAS” or “the company” or “us” or “we” refers to To The Stars Academy of Arts and Science Inc. and its consolidated subsidiaries, including To The Stars, Inc. (“TTS”).

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2018 (“Interim 2018”) and the six-month period ended June 30, 2017 (“Interim 2017”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this Semi-Annual Report are those of TTS AAS and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

TTS AAS was formed in 2017 as a public benefit corporation that strives to empower the outer edges of science and engineering through research, innovation, and education. We have taken great strides towards this goal and achieved what we believe are historic milestones through the outstanding collaboration of our team of experts in science, aerospace, and entertainment.

We founded the company in order to be a vehicle for change by inspiring a newfound appreciation of the profound, yet unresolved mysteries of the universe, to unify people around the world. Our consolidated operations include the results of our wholly-owned subsidiary, TTS, which operates the Entertainment Division of the company. On September 29, 2017, the company commenced an offering of up to $50 million of its Class A Common Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”) to raise additional capital to fund ongoing operations. The current Regulation A Offering is qualified until September 28, 2018.

We have continued with our business formation tasks, including operation of the Entertainment Division. While progress on program initiatives is still pending sufficient funding, the company was able to achieve the following during Interim 2018:

•	Launched Community of Interest website;
•	Continued ongoing meetings with potential strategic partners, including discussions with the U.S. government;
•	Prepared to launch the A.D.A.M. Research Project to investigate materials relevant to its future plans in Space Time Metric Engineering (“STME”);
•	Officially released novel ‘Poet Anderson…In Darkness’; and
•	Closed on $1,026,000 of funding from its Regulation A Offering.

Estimates

The discussion and analysis of the company’s financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including, but not limited to, those related to receivable allowances, inventories, accruals, goodwill, and other intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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Operating Results

The company recognizes revenue related to sales of its products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. Revenues declined to $369,510 for Interim 2018 from $683,946 for Interim 2017, a 46% decrease. Revenues decreased primarily as the result of product mix and fewer releases of new merchandise, music, and novels in the 2018 period as compared to the same period a year ago.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization and royalties. Cost of revenues for Interim 2018 was $235,908 as compared to $497,448 for Interim 2017. The 53% decrease in cost of revenues was the result of the decline in revenues during the same periods.

As a result of the foregoing, gross profit decreased 28% to $133,602 for Interim 2018 from $186,498 for Interim 2017.

The company’s operating expenses consist of general and administrative expenses (general corporate expenditures consisting of rent and facility costs, accounting, legal fees, and insurance expenses), sales and marketing expenses, stock-based compensation expense, and depreciation and amortization. Operating expenses for Interim 2018 amounted to $5,737,040, which was a 77% decrease compared to $25,311,259 for Interim 2017. The primary components of this decrease were the following:

•	A decrease in stock-based compensation expense to $4,791,042 for Interim 2018 from $24,744,757 for Interim 2017, a 81% decrease, due to the vesting of fewer stock options and restricted stock units under the company’s 2017 Stock Incentive Plan during Interim 2018 compared to Interim 2017.
•	A decrease in general and administrative expenses to $246,334 from $294,053 for Interim 2018 and Interim 2017, respectively. The 16% decline was due to lower administrative salary expenses during the 2018 period.
•	A decrease in depreciation and amortization to $105,036 for Interim 2018 from $114,232 for Interim 2017, an 8% decrease.

These decreases were partially offset by an increase in sales and marketing expenses to $594,628 from $158,217 for the Interim 2018 and Interim 2017 periods, respectively. Sales and marketing expenses increased 276% in the 2018 period as the result of a full six months of expenses in the 2018 period as compared to the 2017 period, associated with the 2017 launch of the company’s Aerospace and Science Divisions.

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The company also incurred interest expenses of $46,839 and $12,861 for Interim 2018 and Interim 2017, respectively. The 264% increase in interest expense was due to higher costs associated with short-term loan advances utilized during the 2018 period.

As a result of the foregoing factors, the company’s net loss from operations decreased 78% to $5,653,477 for Interim 2018 compared to a net loss of $25,135,813 for Interim 2017.

Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have an accumulated deficit at June 30, 2018 of $37,432,000. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our obligations. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At June 30, 2018, the company had cash of $129,534.

On September 29, 2017, the company commenced the Regulation A Offering to raise additional capital to fund ongoing operations. As of June 30, 2018, the company has raised approximately $1,167,000 under this Regulation A Offering, receiving net proceeds of approximately $1,026,000 during Interim 2018. The company anticipates additional funds will continue to be raised under the Regulation A Offering through the end of the 12-month qualification period which expires in September 2018, but the amount of these additional funds cannot be presently determined.

During Interim 2018, the company obtained several short-term merchant loans that totaled $105,274 with several lenders to be used to fund operations. These loans included origination fees totaling $9,077, ranging from 5.0% to 13.0%, of the amounts advanced. These loans are secured by expected future sales transactions of the company. During Interim 2018, the company made payments of the origination fees and loan principal totaling $147,665. At June 30, 2018 and December 31, 2017, the amounts owed under these arrangements was $41,809 and $84,200, respectively. These loans contain various financial and non-financial covenants. As of June 30, 2018 and December 31, 2017, the company was in compliance with these covenants.

During the year ended December 31, 2017, the company received advances of monies totaling $511,414 (the “Advances”) from Our Two Dogs, Inc. (“OTD”), an entity owned by Tom DeLonge, for working capital needs. The Advances did not bear interest and were due on demand. During 2017, at Mr. DeLonge’s election, $463,414 of the Advances were treated as contributed capital and reclassified to additional paid-in-capital. During Interim 2018, an additional $12,841 in monies were advanced to the company under the same terms. As of June 30, 2018 and December 31, 2017 amounts owing to OTD under this arrangement were $60,841 and $48,000, respectively.

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In April 2016, the company and OTD entered into a note agreement (the “Note”) for $300,000 of funds loaned by OTD to the company during the 2016 year. In August 2017, the Note was amended to increase the loan amount to a total of $600,000, with OTD providing the additional $300,000 of funds to the company over the course of the 2017 year. The Note, as amended during April 2018, bears interest at 6% per annum and requires repayment of the principal balance and any accrued interest thereon by December 31, 2019 (the “Maturity Date”). In addition, the holder has the option to require the Note to be repaid prior to the Maturity Date in an amount equal to 10% of the net proceeds from any third party debt or equity financing. As of June 30, 2018 and December 31, 2017, the principal balance outstanding of the Note was $600,000. The company also owed OTD accrued and unpaid interest under the Note, in the amounts of $61,123 and $43,123, as of June 30, 2018 and December 31, 2017, respectively. The accrued interest is reflected within the line item “Amounts due related party” on the company’s balance sheet.

On April 26, 2017, the company entered into a licensing agreement with Thomas DeLonge and Mr. DeLonge’s affiliated entities Mr. Handsome, LLC and Good in Bed Music, ASCAP (the “DeLonge Entities”), memorializing a verbal license the DeLonge Entities had with the company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves (the “Licensing Agreement”).  Under the terms of this Licensing Agreement, the company is obligated to pay the DeLonge Entities a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year.  Royalties of $50,000 were due the DeLonge Entities under this Licensing Agreement for Interim 2018 and Interim 2017, and were recorded by the company as a cost of revenues.

Collectively, monies due to Mr. DeLonge under related party transactions totaled $871,964 and $791,123 as of June 30, 2018 and December 31, 2017, respectively.

In August 2018, the company entered into two statements of work with EarthTech International, Inc. (“ETI”) to prepare plans, perform scientific analysis and advise the company on materials analysis (“SOW-MSSA”) and beamed energy propulsion launch systems (“SOW-BELS”). ETI’s founder and president is company Director Harold E. Puthoff. The value of the SOW-MSSA is $35,000 and the value of the SOW-BELS is $25,000.

During August 2018, the company entered into a revolving line of credit agreement (“Line of Credit”) with Mr. DeLonge, evidenced by a secured promissory note (“2018 Note”) from the company to Mr. DeLonge, maturing on December 31, 2019. The Line of Credit allows the company to borrow funds up to a total amount of $495,000 on a revolving basis and bears interest at 8.58% per annum. The 2018 Note requires minimum monthly payments of principal and interest and is secured by certain intellectual property rights associated with brand assets owned or controlled by the company or TTS. The company plans to utilize this Line of Credit as a source of additional operating funds for working capital needs. As of September 25, 2018, the company had outstanding borrowings under the Line of Credit in the amount of $100,000.

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Currently, the company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the company, further capital needs are identified and the company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2018	2017

Net cash (used in) provided by:
Operating activities	$(970,867)	$(151,651)
Investing activities	$(12,007)	$(10,500)
Financing activities	$1,042,064	$156,770

Operating Activities

Cash used in operating activities was $970,867 for Interim 2018, as compared to cash used in operating activities of $151,651 for Interim 2017. The increase in cash used in operating activities was due to an increase in the net loss for the company in the 2018 period after taking into account the decline in stock-based compensation expense, and higher accounts payable disbursements as compared to the prior year.

Investing Activities

Cash used in investing activities was $12,007 for Interim 2018 and $10,500 Interim 2017.

Financing Activities

Cash provided by financing activities increased to $1,042,064 from $156,770 for Interim 2018 and Interim 2017, respectively. The increase in cash provided by financing activities was primarily due to proceeds received from the issuance of shares pursuant to the company’s Regulation A Offering, partially offset by a decrease in related stock issuance costs and lower borrowings and advances from related parties.

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Off-balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Trend Information

We plan to continue to develop the current original and licensed brands in our Entertainment Division. We will invest and expand film production activities, launch new music releases, develop new creative concepts, develop engaging educational and entertainment media in connection with the research and discoveries by the Aerospace and Science Divisions, grow our consumer base, expand product manufacturing, and/or pursue a more extensive licensing model.

On September 18, 2018, the Entertainment Division released the much-anticipated sequel in its ‘Sekret Machines’ fiction series, the novel ‘A Fire Within’. In the next 6-12 months, the company plans further publications relating to existing and new properties, will launch a new imprint to expand on its publications catalogue, will progress further in discussions and negotiations on film and television projects, will participate in a nationally syndicated television docu-series, release new music, and will develop educational materials related to its scientific and aerospace initiatives.

We are in the process of evaluating and planning projects in the Aerospace and Science Divisions, in particular regarding materials, an essential precursor to STME, and Beamed Energy Propulsion Launch Systems (“BELS”).

In August 2018, the company announced its flagship research program: the A.D.A.M. Research Project. The A.D.A.M. Research Project, an acronym for Acquisition & Data Analysis of Materials, is an academic research program focused on exotic materials for use in technology innovation. The company engaged ETI to prepare a plan and advise on the collection and scientific evaluation of materials samples the company obtained through reliable reports of advanced aerospace vehicles of unknown origin (the SOW-MSSA).

ETI is a pioneering research organization in Austin, Texas, at the forefront of next generation science and technology. ETI’s founder and president is company Director Harold E. Puthoff. On August 16, 2018, the company entered into SOW-MSSA with ETI for the analysis and experiments for the Materials Analysis – Set A. Under the SOW-MSSA, ETI will be responsible for planning, execution analysis, and experimentation to establish the properties of specific materials.

Separate from the A.D.A.M. Research Project, the company entered into SOW-BELS with ETI to define a comprehensive program plan to develop an operational BELS. BELS is another project initiative the company has been pursuing in 2018. Under the SOW-BELS, ETI will be responsible for defining a program plan for requirements development, analysis, experimentation, risk reduction efforts, demonstrations, operational system development, and initial fielding of BELS cubesat launch system development program.

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After that evaluation process, we plan to develop some or all of the aerospace and science initiatives and associated products through direct investment, debt and equity financing, and strategic partnerships.

Item 2. Other Information

TTS’s subsidiaries, Love Movie, LLC and Poet Productions, LLC, were dissolved on June 27, 2018.

On August 6, 2018, the Board elected Steve Justice as Chief Operating Officer.

Advisory Board member Dr. Garry Nolan resigned, effective August 31, 2018.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report for the year ended December 31, 2017 filed with its Form 1-K. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that can be expected for the year ending December 31, 2018.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED )

	June 30, 2018	December 31, 2017

Assets
Current assets
Cash	$129,534	$70,344
Accounts receivable, net	8,118	53,674
Inventory	114,332	127,416
Deferred offering costs	-	244,163
Other current assets	162,203	122,967
Total Current Assets	414,187	618,564

Property and equipment, net	294,341	331,603
Media assets, net	209,731	265,498
Other Assets	7,500	7,500
Total assets	$925,759	$1,223,165

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$166,650	$394,332
Amounts due related party	271,964	191,123
Accrued liabilities	83,917	89,107
Short-term loans and advances	108,664	84,200
Capital lease obligations	26,058	29,076
Total current liabilities	657,253	787,838

Noncurrent liabilities
Capital lease obligations, net of current portion	-	11,056
Related party notes payable	600,000	600,000
Total liabilities	1,257,253	1,398,894

Commitments and contingencies (Note 6)

Stockholders' Equity (Deficit):
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of June 30, 2018 and December 31, 2017	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 70,221,601 and 70,000,000 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	7,022	7,000
Class B common stock, par value $0.0001; 9,000 shares authorized; 5,400 shares issued and outstanding as of June 30, 2018 and December 31, 2017	1	1
Additional paid-in capital	37,093,483	31,595,793
Accumulated deficit	(37,432,000)	(31,778,523)
Total Stockholders' Equity (Deficit)	(331,494)	(175,729)
Total Liabilities & Stockholders' Equity (Deficit)	$925,759	$1,223,165

The accompanying notes are an integral part of these consolidated financial statements.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	June 30,
	2018	2017

Revenues	$369,510	$683,946

Cost of revenues	235,908	497,448

Gross profit	133,602	186,498

Operating expenses:
General and administrative	246,334	294,053
Sales and marketing	594,628	158,217
Stock-based compensation	4,791,042	24,744,757
Depreciation and amortization	105,036	114,232
Total operating expenses	5,737,040	25,311,259

Operating loss	(5,603,438)	(25,124,761)

Other expenses:
Interest expense	46,839	12,861
Other income	-	(4,209)
Total other expenses	46,839	8,652

Loss before provision for income taxes	(5,650,277)	(25,133,413)

Provision for income taxes	3,200	2,400

Net loss	$(5,653,477)	$(25,135,813)

Net loss per share: basic and diluted	$(0.08)	$(0.40)
Weighted average number of shares outstanding: basic and diluted	69,196,960	62,115,975

The accompanying notes are an integral part of these consolidated financial statements.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,653,477)	$(25,135,813)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	39,246	41,242
Amortization	65,790	72,990
Royalties contributed by shareholder	-	33,333
Stock-based compensation	4,791,042	24,744,757
Changes in operating assets and liabilities:
Accounts receivable, net	45,556	48,961
Inventory	13,084	47,428
Other current assets	(39,236)	(55,675)
Accounts payable	(227,682)	(7,125)
Accrued liabilities	(5,190)	58,251
Net cash used in operating activities	(970,867)	(151,651)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,984)	-
Purchase of media assets	(10,023)	(10,500)
Net cash used in investing activities	(12,007)	(10,500)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares	1,026,494	-
Capital contributions from shareholders	-	38,105
Proceeds from short-term loans and advances, net	24,464	-
Principal payments on capital leases	(14,074)	(12,566)
Proceeds from related party notes payable/advances	80,841	287,436
Stock issuance costs	(75,661)	(156,205)
Net cash provided by financing activities	1,042,064	156,770

Increase (decrease) in cash and cash equivalents	59,190	(5,381)
Cash and cash equivalents, beginning of year	70,344	76,165
Cash and cash equivalents, end of year	$129,534	$70,784

Supplemental disclosures of cash flow information:
Cash paid for interest	$28,839	$3,456
Cash paid for income taxes	$3,200	$2,400

The accompanying notes are an integral part of these consolidated financial statements.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

To the Stars Academy of Arts and Science Inc. (which may be referred to as “TTS Academy”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS Academy has created a science, aerospace and entertainment consortium that collaborates with global citizens to investigate the outer edges of science and unconventional thinking and provide access through multi-media entertainment content and education. The Company’s headquarters are located in Encinitas, California.

TTS Academy is the parent company of To The Stars, Inc. “TTS Inc.”, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. TTS Inc. has developed several branded media properties, which are included within the consolidated financial statements of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the year ended December 31, 2017 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2017 included within the Company’s Form 1-K as filed with the Securities and Exchange Commission.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and has an accumulated deficit at June 30, 2018 of $37,432,000. These factors raise doubt about the Company’s ability to continue as a going concern.

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During the next twelve months, the Company intends to fund its operations through the continued sale of common stock to third parties through its Regulation A offering which expires in September 2018, and other means of financing as available including the Company’s Line of Credit arrangement entered August 2018, see Note 9. The Company’s Regulation A Offering expires in September 2018. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Academy of Arts and Science Inc. and its subsidiaries To The Stars, Inc., Poet Productions, LLC (a California LLC) and Love Movie, LLC (a California LLC) for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of June 30, 2018 and December 31, 2017, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

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Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the six months ended June 30, 2018 and 2017, there was no impairment of prepublication costs.

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of June 30, 2018 and December 31, 2017, royalty advances recorded within other current assets in the accompanying consolidated balance sheets were $153,810 and $119,186, respectively. During the six months ended June 30, 2018 and 2017, there were no reserves recorded against royalty advances.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of June 30, 2018 and December 31, 2017, the Company's liability related to such was $31,912 and $27,693, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets.

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Revenue Recognition

The Company recognizes revenue related to sales of its products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue is recognized from the Company's in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. In addition, the Company records revenues net of an estimated sales returns allowance.

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which don't meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $22,784 and $158,217 for the six months ended June 30, 2018 and 2017, respectively.

Stock-Based Compensation

The Company uses ASC 718 and ASC 505 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. For employees, the Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods. For non-employees, the stock-based awards are valued at the value of the stock award on the date the commitment for performance has been reached or their performance is complete. As of June 30, 2018 and December 31, 2017, all non-employee awards had similar vesting terms to those of employees.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

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Income Taxes

The Company applies ASC 740 Income Taxes.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company music products and then remits the monies collected to the Company. These revenues represent approximately 16% and 9% of total revenues for the six months ended June 30, 2018 and 2017. As of June 30, 2018 and December 31, 2017, accounts receivable from this third party represented 17% and 45% of accounts receivable, respectively. Additionally, as of June 30, 2018 and December 31, 2017, the Company had one customer which represented 71% and 19% of accounts receivable, respectively. The loss of this third party and customer would have a material impact on the Company’s consolidated financial statements.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

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Level	1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level	2- Include other inputs that are directly or indirectly observable in the marketplace.

Level	3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party notes payable, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the exercise of options. As of June 30, 2018 and 2017, the effect of dilutive securities was anti-dilutive and thus is not included.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, “Revenue from Contracts with Customers” ("ASC 606") which supersedes the revenue recognition requirements in ASC 605 Revenue Recognition. This ASU requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted ASC 606 on January 1, 2018 on a modified retrospective basis. There were no changes to the consolidated statement of operations as a result of the adoption, and the timing and amount of its revenue recognition remained substantially unchanged under this new guidance. Under the provisions of ASC 606, the Company is now required to present its provision for sales returns on a gross basis, rather than a net basis. The Company's liability for sales return refunds is recognized within other current liabilities, and the Company now presents an asset for the value of inventory which is expected to be returned within other current assets on the consolidated balance sheets. Under the modified retrospective approach, the comparative prior period information has not been restated for this change.

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In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

The FASB Board issues ASU’s to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 4 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017

Furniture and fixtures	$48,137	$48,137
Machinery and equipment	160,758	158,774
Leasehold improvements	372,537	372,537
Total property and equipment	581,432	579,448
Less accumulated depreciation	(287,091)	(247,845)
	$294,341	$331,603

Depreciation expense for the six months ended June 30, 2018 and 2017 was $39,246 and $41,242 respectively.

Media assets consisted of the following at June 30, 2018 and December 31, 2017:

	June 30, 2018	December 31, 2017

Music	$308,475	$308,475
Books and other media	349,933	339,910
Website development and content	178,550	178,550
Total media assets	836,958	826,935
Less accumulated amortization	(627,227)	(561,437)
	$209,731	$265,498

Amortization expense for the six months ended June 30, 2018 and 2017 was $65,790 and $72,990, respectively.

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NOTE 5 – BORROWINGS

Short-term Loans and Advances

During the six months ended June 30, 2018, the Company obtained several short-term merchant loans that totaled $105,274 with several lenders to be used to fund operations. These loans included origination fees totaling $9.077, ranging from 5.0% to 13.0%, of the amounts advanced. These loans are secured by expected future sales transactions of the Company. During the six months ended June 30, 2018, the Company made payments of the origination fees and loan principal totaling $147,665. At June 30, 2018 and December 31, 2017, the amounts owed under these arrangements was $41,809 and $84,200, respectively. These loans contain various financial and non-financial covenants. As of June 30, 2018 and December 31, 2017, the Company was in compliance with these covenants.

Capital Leases

During 2015, the Company entered into two leases for camera equipment. The leases were considered to be capital leases, thus $102,759 representing the cost of cameras, was recorded as an asset. The leases are payable in monthly payments ranging from $1,344 to $1,362, and have imputed interest rates ranging from 11.14% to 14.52%, and are secured by the equipment being leased. The leases expire at dates ranging from June 9, 2019 to July 9, 2019. As of June 30, 2018 and December 31, 2017, the balance outstanding was $26,058 and $40,132, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

There have been no changes to the Company’s camera equipment leases or office lease during the six months ended June 30, 2018.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 7 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of June 30, 2018 and December 31, 2017, there were 70,221,601 and 70,000,000 shares of Class A common stock outstanding, respectively.

In September 2017, the Company’s Regulation A offering was qualified by the Securities and Exchange Commission. As of June 30, 2018, investors have committed approximately $1,167,000 under the ongoing offering and 221,601 shares of Class A common stock were issued to shareholders during the six months ended June 30, 2018 pursuant to the offering. The offering expires in September 2018.

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The Company is authorized to issue 9,000 shares of Class B common stock. As of June 30, 2018 and December 31, 2017, there were 5,400 shares of Class B common stock outstanding.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of June 30, 2018 and December 31, 2017.

Contributed Capital

During the year ended December 31, 2017 the Company's majority shareholder contributed $463,414. The contributions were used within operations.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Plan”). Under the terms of the Plan, the Company is authorized to issue 17,500,000 shares of Class A common stock. Awards under the plan can be in the form of options, awards and restricted stock units. The persons eligible to participate in the Plan are the Company’s employees, directors, consultants and independent advisors. Options are designated as either an incentive option or non-statutory option and may only be granted to employees. As of June 30, 2018 and December 31, 2017, there were 6,000,000 shares available for issuance under the Plan.

In June 2017, the Company granted stock options to purchase 9,000,000 shares of Class A common stock, of which 3,500,000 vested immediately upon issuance. The remainder vest over a period of 36 to 48 months. Each option had a life of ten years and an exercise price of $0.003 per share. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	5.00 – 6.08
Risk-free interest rate	1.71-1.83%
Expected volatility	75.0%
Annual dividend yield	0.0%

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Grants to non-employees are expensed at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached and (ii) the date at which the counterparty’s performance is complete

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

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The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

During the six months ended June 30, 2018 and 2017, the Company recognized $3,750,000 and $18,125,000, respectively, of stock compensation expense related to stock options. As of June 30, 2018, total unrecognized stock compensation expense related to unvested stock options was $19,375,000 which will be recognized as stock compensation expense over the remaining vesting terms, see below. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures. During the year ended December 31, 2017, the Company granted 4,000,000 options to non-employees for which all are outstanding. The non-employees consist of advisory board members. Of the options granted, 5,000,000 were granted to an employee who is a relative of the majority shareholder.

As of June 30, 2018, 5,000,000 stock options were exercisable under the Plan with a remaining weighted average life of 8.9 years.

In June 2017, the Company also granted 2,500,000 restricted stock units under the Plan, of which 1,250,000 vested immediately upon issuance. The remainder vest over 36 months. The restricted stock units were granted to a non-employee advisory board member. The Company recognized restricted stock compensation expense of $1,041,042 and $6,419,757 during the six months ended June 30, 2018 and 2017. As of June 30, 2018, total unrecognized stock compensation expense related to unvested restricted stock units was $3,990,660 which will be recognized as restricted stock compensation expense over the remaining vesting term. The amount of future stock-based compensation expense could be affected by future option grants and forfeitures.

NOTE 8 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company received advances of monies totaling $511,414 (the “Advances”) from Our Two Dogs, Inc. (“OTD”), an entity owned by Tom DeLonge, for working capital needs. The Advances didn't bear interest and were due on demand. During 2017, at OTD’s election, $463,414 of the Advances were treated as contributed capital and reclassified to additional paid-in-capital. During the six months ended June 30, 2018, an additional $12,841 in monies were advanced to the Company under the same terms. As of June 30, 2018 and December 31, 2017 amounts owing to OTD under this arrangement were $60,841 and $48,000, respectively.

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In April 2016, the Company and OTD entered into a note agreement (the “Note”) for $300,000 of funds loaned by OTD to the Company during the 2016 year. In August 2017, the Note was amended to increase the loan amount to a total of $600,000, with OTD providing the additional $300,000 of funds to the Company over the course of the 2017 year. The Note, as amended during April 2018, bears interest at 6% per annum and requires repayment of the principal balance and any accrued interest thereon by December 31, 2019 (the “Maturity Date”). In addition, the holder has the option to require the Note to be repaid prior to the Maturity Date in an amount equal to 10% of the net proceeds from any third party debt or equity financing. As of June 30, 2018 and December 31, 2017, the principal balance outstanding of the Note was $600,000. The Company also owed OTD accrued and unpaid interest under the Note, in the amounts of $61,123 and $43,123, as of June 30, 2018 and December 31, 2017, respectively. The accrued interest is reflected within the line item “Amounts due related party” on the Company’s balance sheet.

On April 26, 2017, the Company entered into a Licensing Agreement with Thomas DeLonge and Mr. DeLonge’s affiliated entities Mr. Handsome, LLC and Good in Bed Music, ASCAP (the “DeLonge Entities”), memorializing a verbal license the DeLonge Entities had with the Company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves.  Under the terms of this Agreement, the Company is obligated to pay the DeLonge Entities a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year.   Royalties of $50,000 were due the DeLonge Entities under this Agreement for each six month period ended June 30 2018 and 2017, and was recorded by the Company as a cost of revenues.

Subsequent to June 30, 2018, the Company entered into a Line of Credit agreement with Mr. DeLonge which will provide funds for the working capital needs of the Company. See Note 9 for further discussion.

Collectively, monies due the Shareholder under related party transactions totaled $871,964 and $791,123 as of June 30, 2018 and December 31, 2017, respectively.

NOTE 9 – SUBSEQUENT EVENTS

During August 2018, the Company entered into a revolving line of credit agreement (“Line of Credit”) with Mr. DeLonge, evidenced by a secured promissory note (“2018 Note”) from the Company to Mr. DeLonge, maturing on December 31, 2019. The Line of Credit allows the Company to borrow funds up to a total amount of $495,000 on a revolving basis and bears interest at 8.58% per annum. The 2018 Note requires minimum monthly payments of principal and interest and is secured by certain intellectual property rights associated with brand assets owned or controlled by the company or TTS Inc. The Company plans to utilize this Line of Credit as a source of additional operating funds for working capital needs. As of September 25, 2018, the Company had outstanding borrowings under the Line of Credit in the amount of $100,000. No borrowings were outstanding under the arrangement as of June 30, 2018 or December 31, 2017.

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The Company has evaluated subsequent events that occurred after June 30, 2018 through September 25, 2018, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
3	Stockholders Agreement (3)
4	Form of Subscription Agreement (4)
6.1	Licensing Agreement dated April 26, 2017 (5)
6.2	Contribution Agreement dated April 27, 2017 (6)
6.3	Contribution Agreement dated June 1, 2017 (7)
6.4	Copyright Assignment dated March 31, 2017 (8)
6.5	Intellectual Property Transfer Agreement dated March 31, 2017 (9)
6.6	2017 Stock Incentive Plan (10)
6.7	Notice of Grant of Stock Option (11)
6.8	Lock-Up Agreement (12)
6.9	Loan Agreement (13)
6.10	First Amendment to Loan Agreement (14)
6.11	Second Amendment to Loan Agreement (15)
6.12	Beamed Energy Launch System Program Planning Project Statement of Work
6.13	Materials Study – Set A Program Statement of Work
6.14	Secured Promissory Note

(1) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename3.htm)

(2) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename4.htm)

(3) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename5.htm)

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(4) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename6.htm)

(5) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename7.htm)

(6) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename8.htm)

(7) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename9.htm)

(8) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename10.htm)

(9) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename11.htm)

(10) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename12.htm)

(11) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the fiscal year ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-7.htm)

(12) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the fiscal year ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-8.htm)

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(13) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the fiscal year ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-9.htm)

(14) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the fiscal year ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-10.htm)

(15) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the fiscal year ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-11.htm)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

/s/ Thomas M. DeLonge
By Thomas M. DeLonge, Chief Executive Officer
Date: September 25, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge, Director, Chief Executive Officer, and President
Date: September 25, 2018

/s/ Louis Tommasino
Louis Tommasino, Chief Financial Officer and Principal Accounting Officer
Date: September 25, 2018

/s/ James Semivan
James Semivan, Director
Date: September 25, 2018

/s/ Harold Puthoff
Harold Puthoff, Director
Date: September 25, 2018

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